Mail Stop 3010

September 17, 2009

VIA U.S. MAIL AND FAX (212) 793-1986

Jerry Pascucci
President and Director
Smith Barney Warrington Futures Fund L.P.
c/o Citigroup Managed Futures LLC
55 East 59th Street, 10th Floor
New York, New York 10022

        Re: **Smith Barney Warrington Futures Fund L.P.**
                 Form 10-K for Fiscal Year Ended
                 December 31, 2008
                 Filed March 31, 2009
                 File No. 000-52603

Dear Mr. Pascucci:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2008</u>

<u>Item 8 Financial Statements and Supplementary Data</u>

<u>Statements of Income and Expenses, page F-9</u>

1.   It appears that the allocation to special partner line item on your statements of
        income and expenses represents the incentive fee paid to the advisor in the form
        of special limited partner units. Explain to us why you have presented this item
        separately from management fees. Additionally, explain to us how you
        determined it would be appropriate to present net income both before and after
        allocation to Special Limited Partner.

                                        *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the
      filings;

  •   staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filings; and

  •   the company may not assert staff comments as a defense in any proceeding
      initiated by the Commission or any person under the federal securities laws of the
      United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

Jerry Pascucci
Smith Barney Warrington Futures Fund L.P.
September 17, 2009
Page 3

      You may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202) 551-3629 if you have questions.

      Sincerely,

      Kevin Woody
      Branch Chief